03014977

c/m

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING RECEIVED MAR - 4 2003 WASH, D.C. 181 SECTION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 41650

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

GWR INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13215 BIRCH STREET, SUITE 200
(No. and Street)

OMAHA (City) NE (State) 68164 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MS. GAIL WERNER-ROBERTSON 402-496-7200
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SEIM, JOHNSON, SESTAK & QUIST, LLP
(Name - *if individual, state last, first, middle name*)

8807 INDIAN HILLS DR (Address) OMAHA (City) NE (State) 68114 (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

MAR 21 2003

OATH OR AFFIRMATION

I, MS. GAIL WERNER-ROBERTSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GWR INVESTMENTS, INC. as of **DECEMBER 31, 2002,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: NONE.

G. Werner-Robertson
Signature

President
Title

GENERAL NOTARY - State of Nebraska
PAMELA J. SLOAN
My Comm. Exp. Feb. 12, 2006

Pamela J. Sloan
Notary Public

This report contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).b*

GWR INVESTMENTS, INC.

Financial Statements
December 31, 2002

Together with Independent Auditor's Report

GWR INVESTMENTS, INC.

Table of Contents

December 31, 2002

SEIM
JOHNSON
SESTAK &
QUIST, LLP
CONSULTANTS
& ACCOUNTANTS

8807 INDIAN HILLS DRIVE
Suite 300
OMAHA, NEBRASKA
68114-4123

TEL: (402) 330.2660
FAX: (402) 330.5108

mail@sjsq.com
www.sjsq.com

Harvey D. Johnson, CPA
Wendell L. Quist, CPA
Clifford C. Huntington, CPA
Roger E. Howard, CPA
Roger E. Thompson, CPA
Tom H. Schnack, CPA
Daniel L. Hassel, CPA
Dennis K. Grindle, CPA
Dennis R. Hein, CPA
Brent T. Friehauf, CPA

Independent Auditor's Report

Board of Directors and Stockholder
GWR Investments, Inc.
Omaha, Nebraska:

We have audited the accompanying statement of financial condition of GWR Investments, Inc. as of December 31, 2002, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and changes in financial condition for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GWR Investments, Inc. as of December 31, 2002, and the results of its operations and changes in financial condition for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Seim, Johnson, Sestak & Quist, LLP

Omaha, Nebraska,
February 11, 2003.

GWR INVESTMENTS, INC.

Statement of Financial Condition
December 31, 2002

		2002
ASSETS		
Cash	$	81,878
Receivables from brokers-dealers and clearing organizations		33,682
Receivables from non-customers		8,416
Securities owned:		
Marketable, at market value		384,164
Not readily marketable, at estimated fair value		20,100
Receivable from affiliate		2,127
Property and equipment, at cost - net of accumulated depreciation and amortization		2,144
Employee loans		508,633
Other assets		44,340
Deposits with clearing organizations		41,859
	$	1,127,343
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Commissions payable	$	56,983
Accounts payable, accrued expenses and other liabilities		137,620
		194,603
Liabilities subordinated to claims of general creditor		125,000
Contingent liabilities		
Stockholder's equity		
Common stock; $1 par value; authorized 10,000 shares; Issued and outstanding, 1,000 shares		1,000
Additional paid-in capital		721,768
Retained earnings		84,972
Total stockholder's equity		807,740
	$	1,127,343

See notes to financial statements

GWR INVESTMENTS, INC.

Statement of Operations
For the Year Ended December 31, 2002

REVENUE:		**2002**
Commissions:		
Commissions executed on transactions in exchange listed equity securities executed on an exchange	$	123,159
Commissions on listed option transactions		2,125
All other securities commissions		475,001
		600,285
Profit from underwriting and selling groups		243,881
Revenue from sale of investment company shares		1,205,381
Fees for account supervision, investment advisory and administrative services		86,571
Other revenue		44,128
		2,180,246
EXPENSES:		
Employee compensation and benefit:		1,575,911
Management fee		329,046
Clearance fees		49,221
Occupancy		26,469
Communication and data processing		54,857
Regulatory fees and expenses		21,400
Interest expense		6,362
Other expenses		378,717
		2,441,983
NET LOSS	$	(261,737)

See notes to financial statements

GWR INVESTMENTS, INC.

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2002

		Common Stock	Paid-In Capital	Retained Earnings	Total
Balances, beginning of year	$	1,000	632,668	346,709	980,377
Contributions from shareholder		--	89,100	--	89,100
Net loss		--	--	(261,737)	(261,737)
Balances, end of year	$	1,000	721,768	84,972	807,740

See notes to financial statements

GWR INVESTMENTS, INC.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2002

Subordinated Liabilities, beginning of year	$	125,000
Net Change		--
Subordinated Liabilities, end of year	$	125,000

See notes to financial statements

GWR INVESTMENTS, INC.

Statement of Changes in Financial Condition
For the Year Ended December 31, 2002

	2002
CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (261,737)
Adjustment to reconcile net loss to net cash used by operating activities:	
Depreciation and amortization	8,155
(Increase) decrease in operating assets	
Receivables from brokers, dealers and clearing organizations	68,048
Receivables from non-customers	11,354
Other assets	30,327
Deposits with clearing organizations	18,141
Increase (decrease) in operating liabilities	
Commissions payable	(34,381)
Accounts payable, accrued expenses and other liabilities	66,516
Net cash used by operating activities	(93,577)
CASH FLOWS FROM INVESTING ACTIVITIES	
Net increase in marketable securities owned	(205,682)
Receivable from affiliate	303,356
Employee loans	(123,933)
Net cash used by investing activities	(26,259)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contribution	89,100
Net cash provided by financing activities	89,100
Net decrease in cash	(30,736)
Cash, beginning of year	112,614
Cash, end of year	$ 81,878
Supplemental disclosure of cash flow information:	
Cash paid for interest	$ 6,362

See notes to financial statements

GWR INVESTMENTS, INC.

Notes to Financial Statements
December 31, 2002

(1) Organization and Summary of Significant Accounting Policies

GWR Investments, Inc. (GWR) is a Nebraska corporation providing investment advisory services and broker services to the general public. GWR is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). This summary of significant accounting policies of GWR is presented to assist in understanding GWR's financial statements. The financial statements and notes are representations of GWR's management, who are responsible for their integrity and objectivity.

A. *Basis of Accounting*

GWR prepares its financial statements on the accrual basis using accounting principles generally accepted in the United States of America.

B. *Estimates*

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

C. *Property and Equipment*

Property and equipment is stated at cost. Depreciation and amortization are computed using both straight-line and accelerated methods over the following estimated useful lives of the assets:

Computer equipment and software	3 – 5 years
Office furniture and equipment	5 – 7 years

When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any resulting gain or loss on disposition is reflected in the statement of income. Repairs and maintenance are expensed as incurred; expenditures for additions, improvements and replacements are capitalized.

D. *Deposits with Clearing Organizations*

Deposits are required by the brokers that provide clearing for customer accounts. The Company had $41,859 in deposits with clearing organizations at December 31, 2002.

E. *Commissions*

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

(2) Property and Equipment

Property and equipment is summarized as follows:

		2002
Computer equipment and software	$	37,542
Office furniture and equipment		29,950
		67,492
Less: Accumulated depreciation and amortization		(65,348)
Property and equipment, net	$	2,144

Depreciation and amortization expense related to property and equipment of $3,155 is included in the accompanying statement of operations.

(3) Securities

Securities at market value include a money market account at December 31, 2002. The fair market value approximates cost.

Securities not readily marketable include warrants to purchase shares of the National Association of Securities Dealers to purchase shares of common stock of the NASDAQ Stock Market, Inc. as of December 31, 2002. These securities have been recorded at cost as of December 31, 2002.

(4) Employee Loans

Employee loans represent advances made to brokers employed at the Company. These loans are unsecured and forgivable. Substantially all of the loans are forgiven over a three to seven year period based on the passage of time. Upon termination of employment, the employee is to repay the Company the unforgiven portion of the loan at interest rates ranging from 8% -14%.

(5) Subordinated Long-Term Debt

Long-term debt consists of a 5% subordinated loan from the sole stockholder. Interest is payable monthly through March 31, 2005 at which time the full amount of the principal is due and payable. The subordinated debt is available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for GWR's continued compliance with the minimum net capital requirements, they may not be repaid.

(6) Net Capital Requirements

GWR is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $321,534, which was $221,534 in excess of its required net capital of $100,000. The Company's net capital ratio was 3.2 to 1.

(7) Related Parties

GWR's sole stockholder has an ownership interest in a corporation that owns the building in which GWR resides. GWR's sole stockholder also controls a financial management firm and a law firm. During 2002, office space and office services were provided to GWR. Management fees of $329,046 were incurred during 2002 for rent and services provided by the financial management firm. The management fees are discretionary. Other transfers also took place during the year between the financial management firm and GWR. These transactions resulted in a receivable for GWR from the financial management firm in the amount of $2,127, which has been guaranteed to be repaid by the sole stockholder.

In the current year, GWR earned commission income of $12,547 from the sole stockholder and her family.

(8) 401(k) Plan

Effective January 1, 1994, GWR adopted a 401(k) salary deferral plan for all employees who have completed six months of service and are 21 years of age. Discretionary matching contributions are made annually based on a percentage determined each year by GWR. GWR made matching contributions of $7,185 to the Plan for the year ended December 31, 2002.

(9) Income Taxes

GWR has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. These provisions provide for the reporting of GWR's income and payment of income taxes by the stockholder individually. Additionally, tax benefits derived flow through to the stockholder. Therefore, no provision or liability for federal or state income taxes is reflected in these financial statements. Also, no provision has been made for any amounts which may be advanced or paid to the stockholder to assist the stockholder in paying personal income taxes on the income of GWR.

(10) Advertising Expense

The Company expenses advertising costs as incurred. Advertising expenses for the year ended December 31, 2002 were $4,367 and are included in other expenses on the statement of operations.

(11) Contingent Liabilities

GWR is a defendant in lawsuits incidental to its securities and commodities business. Management of GWR, after consultation with outside legal counsel, believes that the resolution of these various lawsuits will not result in any material adverse effect on GWR's financial position.

GWR INVESTMENTS, INC.

Computation of Aggregate Indebtedness and Net Capital in Accordance with Rule 15c3-1 Under the Securities Exchange Act of 1934
December 31, 2002

Aggregate Indebtedness:				
Commissions payable			$	56,983
Accounts payable, accrued expenses and other liabilities				137,620
Total Aggregate Indebtedness			$	194,603
Net Capital:				
Credit items:				
Subordinated borrowings allowable in computation of net capital			$	125,000
Common stock	$	1,000		
Additional paid-in capital		721,768		
Retained earnings		84,972		807,740
				932,740
Deduct Non-Allowable Assets:				
Property and equipment at cost - net of accumulated depreciation and amortization		2,144		
Receivables from broker-dealers and clearing organizations – over 30 days		17,763		
Accounts and note receivable – other		8,416		
Securities not readily marketable		20,100		
Employee loans		508,633		
Other assets		44,340		
Receivable from affiliate		2,127		603,523
Deduct Haircuts on Securities				7,683
Net Capital			$	321,534
Capital Requirements:				
Minimum dollar requirement			$	100,000
Net capital exceeding requirement				221,534
Net Capital			$	321,534
Percentage of Net Capital to Required Capital				322%
Percentage of Aggregate Indebtedness to Net Capital				.61 to 1

Schedule II

GWR INVESTMENTS, INC.

Reconciliation of Net Capital and Aggregate Indebtedness Per Audit Report to Client's FOCUS Report December 31, 2002

Net capital, as reported in Company's Part II (unaudited) FOCUS report, as originally filed	$	329,035
Audit adjustment to record cancelled transactions		(20,075)
Audit adjustment to recognize unearned revenue as earned revenue		14,353
Audit adjustment to record additional payables		(12,124)
Audit adjustment to reduce accrued expenses		10,345
Net capital per audit report	$	321,534

Aggregate indebtedness as reported in Company's Part II (unaudited) FOCUS report, as originally filed	$	187,102
Audit adjustment to record additional payables		20,075
Audit adjustment to recognize unearned revenue as earned revenue		(14,353)
Audit adjustment to record additional payables		12,124
Audit adjustment to reduce accrued expenses		(10,345)
Aggregate indebtedness per audit report	$	194,603

GWR INVESTMENTS, INC.

Information Relating to Possession or Control Requirements
December 31, 2002

This firm claims exemption to SEC Rule 15c3-3 pursuant to Paragraph (k) (2)(ii).

GWR INVESTMENTS, INC.

Computation of Reserve Requirement
December 31, 2002

This firm claims exemption to SEC Rule 15c3-3 pursuant to Paragraph (k)(2)(i).

SEIM
JOHNSON
SESTAK &
QUIST, LLP
CONSULTANTS
& ACCOUNTANTS

8807 INDIAN HILLS DRIVE
Suite 300
OMAHA, NEBRASKA
68114-4123

TEL: (402) 330.2660
FAX: (402) 330.5108

mail@sjsq.com
www.sjsq.com

Harvey D. Johnson, CPA
Wendell L. Quist, CPA
Clifford C. Huntington, CPA
Roger E. Howard, CPA
Roger E. Thompson, CPA
Tom H. Schnack, CPA
Daniel L. Hassel, CPA
Dennis K. Grindle, CPA
Dennis R. Hein, CPA
Brent T. Friehauf, CPA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors and Stockholder
GWR Investments, Inc.
Omaha, Nebraska:

In planning and performing our audit of the financial statements and additional information of GWR Investments, Inc. for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objective stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining the compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against losses from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

Due to the limited size of the Company and number of personnel involved in the accounting function, conditions exist that do not permit the proper segregation of duties or certain other controls and procedures for reliance or implementation of a detailed system of internal controls. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Seim, Johnson, Sestak & Quist, LLP

Omaha, Nebraska,
February 11, 2003.